
OsNovum
REGENERATIVE SOLUTIONS
FOR SKELETAL HEALTH
Transforming bone health
with cutting-edge regenerative
technology and innovative
specialty clinics focused on
comprehensive skeletal care
and long-term health

INVEST IN **OSNOVUM**

Revolutionizing the $25B osteoporosis industry with a novel regenerative solution for weak bones

osnovum.com Henderson, NV Technology Female Founder B2B Healthcare B2C

Highlights

1. Patented bone-regenerating technology ready to disrupt the $25B osteoporosis market.

2. FDA-cleared for maxillofacial bone; streamlined path to clearance for full skeletal applications.

| 3 | Thousands of successful patients treated with regenerative bone solutions using proven materials. |

| 4 | Clear exit strategy within 3 years, with potential acquisition by industry leaders. |

| 5 | Novel alternative to osteoporosis drugs with no systemic side effects—patients demand better. |

| 6 | Innovative specialty clinics will deliver localized treatment with scalable patient care models. |

Featured Investor



Ron Ask
Invested $71,001 ⓘ

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"As an experienced dentist, we have been using the same bone graft materials in the jaws for over 15 years. I am excited to see this same technology used to regenerate bone from loss due to osteoporosis. This will greatly help to change the lives of millions of people. The current treatment for osteoporosis kills bone, OsNovum graft material builds strong bone and can be placed locally right were the bone loss occurs. This revolutionary treatment does not kill osteoclasts that are needed to create osteoblasts, which traditional treatments does."

Our Team



Roslynn L Steiner CEO and President

Led SteinerBio's rise as an innovative leader in maxillofacial bone grafts with science-based, patient-focused solutions

I have devoted my career to bone regeneration. There is nothing that is more exciting to

I have devoted my career to bone regeneration. There is nothing that is more exciting to study and nothing more satisfying to watch someone regain their health!



Gregory Steiner Chief Science Officer

Discovered and patented a breakthrough molecule that drives bone regeneration in a localized area.



Daniel Vargas VP Marketing of SteinerBio and OsNovum

Developed and executed the marketing strategy that positioned SteinerBio as a biotech leader.

Future-Proofing Bones: A New Standard in Skeletal Health



At OsNovum, we are pioneering a breakthrough solution for osteoporosis and osteopenia—conditions that silently rob millions of their mobility, independence, and quality of life. Our mission is simple but powerful: to transform bone health through innovative regenerative technology and deliver lasting hope for those suffering from these debilitating diseases.

THE PROBLEM

Osteoporosis, often called the "silent thief," affects over 200 million people worldwide and causes 8.9 million fractures annually. Current treatments come with severe side effects, leaving patients with limited and often difficult decisions to make. We believe they deserve better.

OUR SOLUTION

Building on decades of research, our FDA-cleared technology goes beyond treating symptoms—it regenerates poorly mineralized bone, transforming it into dense, healthy vital bone. Our patented molecule works by targeting the patient's own bone-growing cells (osteoblasts), stimulating natural regeneration without the risks of systemic side effects.

TECHNOLOGY & PROCESS

- Localized Application: Our regenerative material is applied locally to areas of low bone density, ensuring targeted and efficient treatment.

- Natural Bone Regeneration: The patient's osteoblasts absorb our patented compound, migrate into surrounding tissue, and rebuild bone with increased mineral density and vitality.

- A New Standard of Care: Our long-term goal is to establish specialized clinics where patients can access skeletal treatments based on the latest scientific knowledge and advancements in bone health.

MARKET OPPORTUNITY

The global osteoporosis market is projected to reach $25.3 billion by 2025, presenting a major opportunity for disruptive innovation. OsNovum is uniquely positioned to capture market share by offering a novel, science-based solution to an underserved population. We plan to launch in key U.S. markets and strategically expand to meet international demand.

TRACTION & MILESTONES

Our maxillofacial technology has already been FDA-cleared and successfully used to regenerate maxillofacial bone in thousands of patients over the past decade. We are now adapting this proven technology for skeletal applications. With regulatory experts and strategic partners on board, we're on track to submit a De Novo application—an essential milestone on our path to market entry.

OSNOVUM TEAM

At OsNovum, our team includes seasoned industry leaders, including a former FDA assistant director and world-class scientists, who bring decades of experience in biotechnology and regulatory compliance. This expertise ensures that every step of our journey—research, development, and market entry—is executed with precision and strategy.

We are committed to transforming bone health. Your investment can help accelerate the delivery of this groundbreaking solution to millions of patients in need. Together, we can reshape the future of osteoporosis care.

INVESTMENT OPPORTUNITY

Invest in OsNovum and be part of the next major breakthrough in healthcare innovation. With our proven regenerative technology and a clear path to FDA approval, we're on the brink of revolutionizing osteoporosis care.

Help us create a future where bone loss is no longer a life-altering diagnosis. Join us in turning innovation into impact and redefining the standard of care in bone health.

OSNOVUM ORIGINS

From Dental Success to Skeletal Innovation

In 2016, SteinerBio began adapting its proven regenerative technology—originally FDA-cleared for maxillofacial applications—to treat failing skeletal bone. While this material had successfully restored bone health in thousands of dental patients, applying it to the skeleton required a separate regulatory pathway. Thus, OsNovum was born to pioneer this transition and bring our innovative bone regeneration technology to patients suffering from osteoporosis and other skeletal diseases.

Regulatory Journey: Navigating Uncharted Territory

We initially pursued a 510(k) application, using SteinerBio's FDA-cleared regenerative material as predicate technology. However, the FDA's Skeletal Device division had never encountered a device that actively stimulates bone growth. As a result, they were navigating uncharted regulatory territory and ultimately ruled out the 510(k) option.

The core issue: the Skeletal Device division does not recognize maxillofacial materials as predicates for skeletal use. With a PMA submission ruled out due to impracticality, we found the optimal path forward: **De Novo submission.**

Why De Novo?

De Novo submissions are designed for unique devices that present moderate risk and have no prior classification history. OsNovum's technology fits these criteria perfectly. Shortly after receiving our Q-submission response from the FDA, we were approached by a former FDA principal who had worked on our original submissions. Now a consultant, this expert offered to help guide our De Novo application. Contracting their consulting firm was a monumental step in advancing our regulatory process.

Next Steps: Securing Clearance and Funding

To succeed with our De Novo application, we need to raise funds to cover critical expenses:

- $30,000 FDA submission fee for the De Novo request

- Consulting fees for experts guiding us through the process

- Additional laboratory testing beyond what we've already completed, if required by the FDA

With this team and plan in place, we're optimistic about achieving clearance without requiring human clinical trials. However, we know that the FDA never grants approval without demanding thorough validation.

Forward Momentum: Moving Full Speed Ahead

Regardless of the challenges or amount raised, OsNovum remains committed

to moving forward at full speed. Our mission to revolutionize bone health is too important to slow down. Together, we can create a future where skeletal diseases are treated with precision, innovation, and success.

Downloads



OsNovum Pitch Deck 2025.pdf